Exhibit 99.3

CORPBANCA

You are hereby informed that the Ordinary Shareholders’ Meeting held on February 25, 2010 will determine the proposal to distribute dividends to shareholders and, in particular, the distribution to shareholders of Ch$85,108,675,320 representing 100% of the net income for the year ended December 31, 2009, which would be distributed as a dividend among the holders of the aggregate amount of shares of CorpBanca equal to 226,909,290,577 shares, which will be reduced by the number of shares not sold at the termination of the second preferred offering period previously disclosed, wherein 66,459,481 shares were offered. The dividend will be paid at the end of the Shareholder’s Meeting.

If approved, the dividend will be paid at the end of the Shareholder’s Meeting to those shareholders of record listed in the Shareholder’s Registry by February 19, 2010, which is five business days prior the payment date.

The dividends are available for collection by those shareholders entitled to payment until Friday, March 12, 2010, at all of CorpBanca’s regional branch offices.

Beginning on Monday, March 15, 2010, dividend payments will be made available to shareholders at the offices of DCV Registros S.A., located at Calle Huérfanos 770, 22nd Floor, Santiago, Chile.

Chief Executive Officer

Santiago, February 2010